Commercial Property Corporation
                    9005 Cobble Canyon Lane
                        Sandy Utah 84093

United Stated Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549

Dear Ladies and Gentlemen:

          On February 7, 2005, the Registrant's legal counsel was advised that on January 1, 2006, Smith & Company merged with Child, Sullivan & Company, Marty D. Van Wagoner, CPA and Bradshaw & Company to become Child Van Wagoner & Bradshaw, PLLC. This amendment reflects that merger; this name has been registered with the Public Company Accounting Oversight Board.

                         Yours truly,


                              /s/David C. Merrell
                         ___________________
                         David C. Merrell
                         President and
                              Director